EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of EPIX Pharmaceuticals, Inc. for the registration of $75,000,000 of its common stock, preferred stock and warrants and to the incorporation by reference therein of our reports dated February 27, 2006, with respect to the consolidated financial statements of EPIX Pharmaceuticals, Inc., EPIX Pharmaceuticals, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of EPIX Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
December 21, 2006